

Mail Stop 7010

May 28, 2009

Mr. Edward Miers
Chief Executive Officer
GREM USA
315 E. Wallace St.
Fort Wayne, IN 46803

RE: **Form 8-K Item 4.01 filed March 2, 2009**
   File # 000-30567

Dear Mr. Miers:

    We issued comments to you on the above captioned filing on March 5, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 11, 2009, addressing these outstanding comments.

    If you do not respond to the outstanding comments by June 11, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

    Please contact Jenn Do, Staff Accountant at (202) 551-3743 or myself at (202) 551-3355 if you have any questions.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief